

Mail Stop 3030

May 11, 2016

<u>Via E-mail</u>
Alan Milinazzo
Chief Executive Officer
InspireMD, Inc.
321 Columbus Avenue
Boston, Massachusetts 02116

> **Re:** **InspireMD, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 14, 2016**
> **File No. 333-210760**

Dear Mr. Milinazzo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Fee Table</u>

1. Please revise your fee table to include the proposed maximum aggregate offering price for each class of securities registered for sale. See the Note to the Calculation of Registration Fee section on Form S-1.

<u>Prospectus</u>

2. Please revise your filing to include all information except that which can be excluded pursuant to Rule 430A. For example, we note that you have omitted the number of series B convertible preferred shares and warrants to be offered, as well as the number of common shares underlying the preferred shares and warrants offered.

<u>Underwriting, page 87</u>

3.   We note your disclosure that the underwriter "may participate in this offering on the same terms and conditions as the investors participating in this offering." If the underwriter is purchasing the offered securities on a firm-commitment basis, the nature and extent of this additional participation is unclear. Please tell us the type of activity contemplated by the underwriter and related persons that forms the basis of this disclosure. Also tell us about all other material relationships between the registrant and the underwriter, including previous transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Rick A. Werner, Esq.
       Haynes and Boone, LLP